SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated September 1, 2003, relating to France Telecom’s 1st half 2003 results.

www.francetelecom.com

Paris, September 1, 2003

Press release

France Telecom: Current income from integrated companies almost doubled and debt significantly reduced in H-1 2003

•	Current income from integrated companies: 2.3 billion euros, up 86.8%

•	Net income: 2.5 billion euros

•	Free cash flow(5), excluding asset disposals, dedicated to debt reduction: 2.0 billion euros in H-1 2003

•	Significant reduction in net debt: down 18.7 billion euros to 49.3 billion euros

Key figures at June 30, 2003 on a historical basis

■	Consolidated revenues: 22.9 billion euros, up 1.7% (+ 3.9% on a comparable basis)

■	Operating income before depreciation and amortization(2): 8.5 billion euros, up 23.5%

■	Operating income: 4.6 billion euros, up 46%

■	Current income from integrated companies: 2.3 billion euros, up 86.8%

■	Net income: 2.5 billion euros

■	Net financial debt: 49.3 billion euros, down by 18.7 billion euros compared to December 31, 2002

■	Investments in tangible and intangible assets, excluding licenses (CAPEX(4)): 2.2 billion euros, down 32.9%

■	Operating income before depreciation and amortization(2) less CAPEX(4): 6.3 billion euros, up 73.3%

■	Free cash flow(5), excluding asset disposals, dedicated to debt reduction: 2.0 billion euros

■	Total number of customers worldwide: 113 million

France Telecom	6 Place d’Alleray	Phone: +33 1 44 93 93
Corporate communication	75505 Paris cedex 15	Fax: 33 1 44 44 80 34
Information Department	France

The following table presents the principal elements of the income statement, expressed in millions of euros.

	Six months ended June 30,
	2003	2002
Sales of services and products	22,852	22,472
Cost of services and products sold	(8,619)	(9,133)
Selling, general and administrative expenses	(5,508)	(6,187)
Research and development expenses	(240)	(282)

Operating income before depreciation and amortization(2)	8,485	6,870

Depreciation and amortization (excluding goodwill)	(3,751)	(3,595)
Amortization of actuarial adjustments in the early retirement plan	(89)	(93)

Operating income	4,645	3,182

Interest expenses, net (excluding TDIRA interest expenses)	(2,052)	(1,754)
TDIRA interest expenses	(140)	—
Foreign exchange gain/(loss), net	(83)	(87)
Discounting of early retirement plan	(100)	(126)

Current income from integrated companies	2,270	1,215

Other non-operating income/(expense), net	(370)	(9,339)
Income taxes	3,231	(2,296)
Employee profit-sharing	(75)	(51)

Net income from integrated companies	5,056	(10,471)

Equity in net income of affiliates	(111)	(163)
Goodwill amortization	(850)	(1,466)
Exceptional goodwill amortization	(1,041)	—

Net income (loss) of the consolidated group	3,054	(12,100)

Minority interest	(532)	(76)

Net income (loss)	2,522	(12,176)

Positive Net Income and Significant Debt Reduction

Current income from integrated companies

Current income from integrated companies increased 86.8% to 2.27 billion euros, compared to 1.22 billion euros for H-1 2002, despite an increase in interest expense, net which reached 2.05 billion euros for H-1 2003 compared to 1.75 billion euros for H-1 2002.

Net Income

Net income was 2.5 billion euros, after taking into account, notably:

-	a tax saving of 3.2 billion euros. This tax saving resulted mainly from the exceptional deferred tax asset resulting from the operational reorganization of Orange (2.6 billion euros) and the reversal of a provision for the consolidated tax group of France Telecom S.A. of 1.1 billion euros.

–	amortization of goodwill (-0.85 billion euros);

–	exceptional amortization of goodwill of 1 billion euros based on the depreciation of the value of certain investments outside France (Freeserve in the U.K., QDQ Media in Spain, Mauritius Telecom in Mauritius, BITCO-TA Orange in Thailand);

–	minority interests (-0.5 billion euros);

Free cash flow(5), excluding asset disposals, dedicated to debt reduction: 2.0 billion euros in H-1 2003

Free cash flow(5), excluding asset disposals, dedicated to debt reduction was 2.0 billion euros for H-1 2003, compared to -2.4 billion euros for H-1 2002. This reflects the considerable operational improvement resulting from TOP and control of investments. This amount does not take into account investment of cash received from capital increase in short-term marketable securities.

Reduction in Net Financial Debt

During the first half of 2003, the Group reduced its net financial debt by 18.7 billion euros, principally as a result of the capital increase of nearly 15 billion euros completed on April 15, 2003 and the strong increase in free cash flow(5), excluding asset disposals (2 billion euros dedicated to debt reduction), asset disposals (1.2 billion euros) as well as a favorable effect of exchange rates on debt (1.3 billion euros). Net financial debt (gross financial debt less cash and cash equivalents and marketable securities) went from 68.0 billion euros at December 31, 2002, to 49.3 billion euros at June 30, 2003 (before the proceeds of 1.5 billion euros from the sale of Wind received on July 1, 2003).

Reminder: 2003 Outlook

With the positive results recorded in H-1 2003, France Telecom’s objectives for the full-year 2003 are to increase revenues by 3 to 5% on a comparable basis*, notably through the TOP Line Program and, by continuing with the TOP program for operational improvements, to generate more than 16.8 billion euros in operating income before depreciation and amortization(2) by the end of 2003 and an operating income of more than 9.2 billion euros.

France Telecom confirms its target of a ratio of net debt to operating income before depreciation and amortization(2) of less than 3 by the end of 2003, taking into account the goals of attaining CAPEX(4) between 5.5 and 6 billion euros and over 4 billion euros in free cash flow(5) excluding assets disposals dedicated to debt reduction.

Key Consolidated Figures for the Six Months Ended June 30, 2003

At June 30, 2003, the France Telecom Group (including companies in which France Telecom holds a controlling interest) had a total of 113.0 million customers, broken down as follows:

	Customers (in millions)	Countries
Wireless Communications	51.9	21
Fixed Line Telephony	49.7	11
Internet access (active customers)	10.5	11
Cable networks	0.9	1

Notes:

* Figures on a Comparable Basis:

Half-year figures on a comparable basis: In order to provide a basis of comparison with the results of H1-2003, figures on a comparable basis with constant exchange rates are presented for H1-2002. To this end, the actual results for H1-2002 have been adjusted to reflect the same scope of consolidation and exchange rates as in H1-2003.

(1)	Contributive revenues: consolidated revenues excluding intra-group transactions
(2)	Operating income before depreciation and amortization: Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.
(3)	OPEX: Operating charges before depreciation and amortization of assets and before amortization of actuarial adjustments in the early retirement plan
(4)	CAPEX: Acquisition of tangible and intangible assets, excluding GSM and UMTS licenses.
(5)	Free Cash Flow: Net cash generated by operating activities, less net cash used in investing activities. The amount of free cash flow excluding asset disposals, dedicated to debt reduction, does not take into account investment of cash received from capital increase in short-term marketable securities.
(6)	ARPU: Annual average revenue per user is calculated by dividing network revenues for the previous 12 months by the weighted average number of customers during the same period. Network revenues include outgoing traffic, incoming traffic, connection fees, visitor roaming and value added services. The weighted average number of customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

Contacts:

Nilou du Castel	Tel: 01 44 44 93 93
nilou.ducastel@francetelecom.com
Caroline Chaize	Tel: 01 44 44 93 93
caroline.chaize@francetelecom.com

Strong Improvement in Group Operating Profitability during H-1 2003

Revenues

On a historical basis, France Telecom’s consolidated revenues in H-1 2003 were 22.9 billion euros, up 1.7% from H-1 2002. Revenue growth was affected by unfavorable exchange rate variations (-1.1 billion euros) and by changes in the scope of consolidation.

In order to provide a basis of comparison with the results of H-1 2003, information on a comparable basis, at constant exchange rates, is presented for H-1 2002. For this purpose, actual H-1 2002 results were adjusted to reflect the same scope of consolidation and exchange rates as in H-1 2003. On a comparable basis, revenue growth was 3.9% for H-1 2003 compared to H-1 2002.

Operating Income Before Depreciation and Amortization(2)

Operating income before depreciation and amortization(2) and actuarial adjustments in the early retirement plan (“operating income before depreciation and amortization(2)”) amounted to 8.5 billion euros, up 23.5% from H-1 2002. For H-1 2003, operating income before depreciation and amortization(2) was 37.1% of revenues, compared to 30.6% for H-1 2002, on a historical basis, and 30.9% on a comparable basis, an improvement of more than 6 points in the operating income before depreciation and amortization(2) margin. This improvement resulted from a reduction of 0.8 billion euros in operating expenses before depreciation and amortization (OPEX(3)), on a comparable basis.

Operating Income

After taking provisions for depreciation and amortization into consideration, operating income was 4.6 billion euros, up 46% from H-1 2002. It represented 20.3% of revenues, compared to 14.2% for H-1 2002 on a historical basis and 14.5% on a comparable basis. Operating income margin thus increased 6 points between H-1 2002 and H-1 2003.

Investments in Tangible and Intangible Assets, Excluding Licenses (CAPEX(4))

Investments in tangible and intangible assets, excluding GSM and UMTS licenses, or CAPEX(4), was 2.2 billion euros, down 33% on a historical basis and down 30% on a comparable basis. The decrease amounted to 0.9 billion euros on a comparable basis between H-1 2002 and H-1 2003 and 1.1 billion euros on a historical basis. It resulted from directing spending toward those activities that are more likely to generate organic growth, like ADSL, completion of certain upgrading programs, and greater selectivity of investments by pooling of resources and better calibration to market needs in connection with the TOP program, to ensure profitability and support growth sectors.

Operating Income Before Depreciation and Amortization(2) – CAPEX(4)

The amount of operating income before depreciation and amortization(2) less CAPEX(4) is an important indicator of the Group’s operational performance. We use it, at the individual division level, as a way to evaluate operating performance. Operating income before depreciation and amortization(2) less CAPEX(4) for H-1 2003 was 6.3 billion euros, up 73.3% on a historical basis and 69.6% on a comparable basis.

Analysis by Segment

Presentation of new segments

In order to better reflect the Group’s evolution and the structure of its operations among its various activities and subsidiaries, starting in H-1 2003, France Telecom has identified the following six business segments:

-	The “Orange” segment, which includes mobile telephone services worldwide, in France and in the United Kingdom, as contributed to Orange SA in 2000, including Orange plc from its date of acquisition by France Telecom at the end of August 2000.

-	The “Wanadoo” segment, which includes Internet access services, portals, e-merchant sites and directories, organized under Wanadoo SA since 2000.

-	The “Fixed line, Distribution, Network, Large Customers and Operator” segment, which includes fixed services of France Telecom, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, the sale and rental of equipment, as well as support functions (including research and development services) and the information system division.

-	The “Equant” segment, which includes the activities of the new Equant, created following the merger with Global One on July 1, 2001, in the field of worldwide services of data transmission to businesses.

-	The “TP Group” segment, which includes, since April 2002, TP SA, the historic Polish operator and its subsidiaries, the main one being PTK Centertel for mobile activities.

-	The “Other International” segment, which includes other subsidiaries in the rest of the world, with the main activities including fixed line telephony outside France and certain mobile activities of the France Telecom Group that were not contributed to its subsidiary, Orange SA.

Compared to the former segmentation (“Orange”, “ Wanadoo”, “Fixed line, voice and data services France”, and “Fixed line, voice and data services – Outside France”), the change mainly consisted of reallocating entities of the segment formerly named “Fixed line, voice and data services – Outside France” to the following new segments: “Equant”, “TP Group” and “Other International”, in order to allow for a better understanding of the Group’s results of operations from its worldwide services of data transmission to businesses and as a telecommunications operator in Poland. These activities represent important strategic positions for the Group, assured by its listed subsidiaries.

France Telecom’s segments evolve to reflect changes in its activities and organization.

The segment information that is set forth in the following paragraphs, unless otherwise indicated, is presented before elimination of inter-segment transactions. The changes shown below are calculated on the basis of data in thousands of euros, even though they are shown in millions of euros.

Orange

The “Orange” segment includes mobile telephone services worldwide, in France and in the United Kingdom, except for mobile telephone services not contributed to Orange (Voxtel in Moldova, FTM Lebanon, and PTK Centertel in Poland).

The table below sets out the main operating indicators of the “Orange” segment at June 30, 2003.

	Six months ended June 30,
	2003	2002	2002	03/02	03/02
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	Historical
	(million euros)			(% change)
Total revenues	8,615	7,877	8,059	9.4%	6.9%
Network revenues	7,926	7,211	7,371	9.9%	7.5%

Operating income before depreciation and amortization(2)	3,268	2,288	2,304	42.8%	41.8%
Operating income before depreciation and amortization(1) total revenues	38%	29%	29%
Operating income	2,086	1,245	1,245	67.5%	67.6%

Investments in UMTS/GSM licenses	0	61	61	ns	ns
Investments in tangible and intangible assets (other than UMTS/GSM licenses)	926	1,392	1,433	(33.5)%	(35.4)%

Operating income before depreciation and amortization—CAPEX(2)	2,342	896	871	ns	ns

(1)	Operating income before amortization and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

Revenues

On a historical basis, Orange’s revenues increased 6.9% between June 30, 2002, and June 30, 2003. This growth was in line with the 7.5% growth in recurring network revenues, partially offset by the decline in equipment sales that reflects the increasing maturity of the markets in which Orange operates. The network revenue growth was generated mainly by an increase in the number of customers, supported by the integration and roll-out of the Orange brand: Orange and its controlled subsidiaries had 45.6 million active customers at June 30, 2003, an increase of 10.2% in one year. “Non-voice” revenues grew by 26.2% compared to H-1 2002, to 978 million euros, or 12.3% of Orange’s revenues. In France “non-voice” services represented 11.0% of recurring network revenues, compared to 8.6% for H-1 2002. In the United Kingdom, 15.4% of recurring network revenues came from “non-voice” services, compared to 13.9% at June 30, 2002. On a comparable basis, revenues from Orange increased 9.4% between H-1 2002 and H-2 2003.

Operating Income Before Depreciation and Amortization

Orange’s operating income before depreciation and amortization grew 41.8% on a historical basis, to 3,268 million euros at June 30, 2003, compared to 2,304 million euros at June 30, 2002. This significant growth reflected the notable improvement in operating profitability across the segment, with operating income before depreciation and amortization over total revenues increasing from 29% at June 30, 2002, to 38% at June 30, 2003. This development reflects strong margin growth in Orange’s principal markets and significant growth in Rest of World operations, which all produced positive operating income before depreciation and amortization.

On a comparable basis, Orange’s operating income before depreciation and amortization grew by 42.8% between June 30, 2002 and June 30, 2003, to 3,268 million euros in H-1 2003, compared to 2,288 million euros a year ago. On the same comparable basis, operating income before depreciation and amortization over total revenues grew from 29% at June 30, 2002, to 38% at June 30, 2003.

Operating Income

On a historical basis, Orange’s operating income grew by 67.6%, to 2,086 million euros at June 30, 2003.

On a comparable basis, the increase was 67.5% and reflected the improvement in the segment’s operating profitability, despite the increase in provisions for depreciation and amortization of tangible and intangible fixed assets.

Investments in Tangible and Intangible Assets

Excluding UMTS and GSM licenses, investments in tangible and intangible assets by the “Orange” segment showed a significant decline of 35.4%, to 926 million euros, in H-1 2003, compared to 1,433 million euros in H-1 2002 on a historical basis.

On a comparable basis, the decrease was 33.5%. Orange’s strategy has remained unchanged and has enabled the Orange Group to offer an optimized network where it operates. In addition, Orange is about to begin a new phase of investment intended to solidify its growth.

Acquisitions of mobile licenses at June 30, 2002 included 61 million euros for a supplemental payment for the acquisition of a GSM license in the Ivory Coast.

Operating Income before Depreciation and Amortization – CAPEX

Operating income before depreciation and amortization less CAPEX increased 2.7 times between H-1 2002 (on a historical basis) and H-1 2003, to reach 2,342 million euros. On a comparable basis, this growth was 2.6 times and resulted from the positive trend in operating income before depreciation and amortization combined with a decrease in investments in tangible and intangible assets, excluding licenses.

Wanadoo

The “Wanadoo” segment includes Internet access, Portals, e-Merchant, and Directories.

The table below sets forth the main operating indicators of the “Wanadoo” segment at June 30, 2003.

	Six months ended June 30,
	2003	2002	2002	03/02	03/02
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
	(million euros)			(% change)
Revenues	1,227	938	918	30.8%	33.8%
Operating income before depreciation and amortization(1)	109	12	29	ns	ns
Operating income	60	(28)	(4)	ns	ns
Investments in tangible and intangible assets	37	45	42	(18.6)%	(13.7)%
Operating income before depreciation and amortization—CAPEX(2)	72	(33)	(13)	ns	ns

(1) Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

(2) Investments in tangible and intangible assets.

Revenues

On a historical basis, Wanadoo’s revenues grew by 33.8% between June 30, 2002 and June 30, 2003. International operations contributed 36% to the revenues from “Access, portals, and e-Merchant” operations during H-1 2003, compared to 32% during H-1 2002.

On a comparable basis, the growth in operations between June 30, 2002, and June 30, 2003, was 30.8%, with growth of 51% in “Access, portals, and e-Merchant” operations and 5% for the “Directories” business.

Operating Income Before Depreciation and Amortization

At June 30, 2003, Wanadoo’s operating income before depreciation and amortization was 109 million euros, compared to 29 million euros one year ago, on a historical basis, and 12 million euros on a comparable basis. This growth underscores the significant improvement in operating profitability of the “Wanadoo” segment.

Operating Income

On a historical basis, operating income showed significant growth, increasing from negative 4 million euros at June 30, 2002, to 60 million euros at June 30, 2003.

Given the controlled increase in provisions for amortization of tangible and intangible assets of the “Access, portals, and e-Merchant” sub-segment, and the stability of the “Directories” sub-segment,

operating income grew very significantly, increasing from negative 28 million euros at June 30, 2002 on a comparable basis, to 60 million euros at June 30, 2003.

Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets by the “Wanadoo” segment showed a significant decline, decreasing almost 14% between H-1 2002 and H-1 2003, on a historical basis.

On a comparable basis, Wanadoo’s investments in tangible and intangible assets decreased by almost 19% between the first six months of 2002 and 2003. The “Access and Portals” sub-segment showed a decrease of 7 million euros on this same basis of comparison, while expenditures by the “Directories” sub-segment remained stable.

Operating Income before Depreciation and Amortization – CAPEX

The amount of operating income before depreciation and amortization less CAPEX showed a distinct improvement, increasing from negative 13 million euros on a historical basis, and negative 33 million euros, on a comparable basis at June 30, 2002, to 72 million euros at June 30, 2003. This increase reflects the improvement in operating income before depreciation and amortization combined with Wanadoo’s reduction in investments in tangible and intangible assets.

Fixed Line, Distribution, Network, Large Customers and Operators

The “Fixed Line, Distribution, Network, Large Customers and Operators” segment includes fixed line services of France Telecom mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, the sale and rental of equipment, as well as support functions (including research and development services), and the information system division.

The table below sets forth the main operating indicators of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment at June 30, 2003.

	Six months ended June 30,
	2003	2002	2002	03/02	03/02
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
	(million euros)			(% change)
Revenues	10,916	11,153	11,517	(2.1)%	(5.2)%
Operating income before depreciation and amortization(1)	3,687	3,346	3,494	10.2%	5.5%
Operating income	2,039	1,703	1,782	19.8%	14.5%
Investments in tangible and intangible assets	626	1,036	1,113	(39.6)%	(43.7)%
Operating income before depreciation and amortization—CAPEX(2)	3,061	2,310	2,381	32.5%	28.6%

(1)	Operating income before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

Revenues

On a historical basis, revenues of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment declined by 5.2%.

On a comparable basis, revenues of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment decreased 2.1% for the period ended June 30, 2003, due, in large part, to revenues from fixed line telephony.

Operating Income Before Depreciation and Amortization

On a historical basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment increased by 5.5%.

On a comparable basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment grew 10.2% between June 30, 2002 and June 30, 2003, mainly due to the effects of the implementation of TOP projects. The savings realized more than offset the decrease in revenues.

Operating Income

On a historical basis, operating income grew by 14.5%.

Given the stability in provisions for depreciation and amortization of tangible and intangible assets, operating income on a comparable basis reflected the favorable effect of the growth of operating income before depreciation and amortization, increasing by 19.8%.

Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets by the “Fixed Line, Distribution, Network, Large Customers and Operators” segment declined on a historical basis by 43.7% between June 30, 2002, and June 30, 2003, and by 39.6% on a comparable basis.

Operating Income before Depreciation and Amortization—CAPEX

On a historical basis, operating income before depreciation and amortization less CAPEX for the “Fixed Line, Distribution, Network, Large Customers and Operators” segment grew by 28.6% between June 30, 2002, and June 30, 2003. This growth was 32.5% on a comparable basis. It reflected a significant decrease in investments in tangible and intangible assets, combined with an increase in operating income before depreciation and amortization.

Equant

The “Equant” segment includes the activities of the new Equant, created following the merger with Global One on July 1, 2001, in the field of worldwide services of data transmission to businesses.

The table below sets forth the main operating indicators of the “Equant” segment at June 30, 2003.

	Six months ended June 30,
	2003	2002	2002	03/02	03/02
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
	(million euros)			(% change)
Revenues	1,341	1,336	1,643	0.4%	(18.4)%
Operating income before depreciation and amortization(1)	144	64	78	126.4%	84.0%
Operating income	(85)	(163)	(200)	47.9%	57.6%
Investments in tangible and intangible assets	137	159	196	(14.1)%	(30.2)%
Operating income before depreciation and amortization—CAPEX(2)	8	(95)	(117)	107.9%	106.4%

(1)	Operating income before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

Revenues

On a historical basis, Equant, which was negatively affected by the strong fluctuations in the euro/dollar exchange rate, showed a decline in its revenues of 18.4% between H-1 2002 and H-1 2003.

Equant’s revenues were relatively stable on a comparable basis, between June 30, 2002, and June 30, 2003, increasing by 0.4%.

Operating Income Before Depreciation and Amortization

Equant’s operating income before depreciation and amortization grew strongly, increasing from 78 million euros on a historical basis at June 30, 2002, to 144 million euros at June 30, 2003.

On a comparable basis, this growth was 84.0% (144 million euros at June 30, 2003, compared to 64 million euros at June 30, 2002). To complete its restructuring and integration programs begun in mid-2001, Equant adopted a cost reduction plan. This plan allowed it to significantly reduce direct costs (access, costs of circuits and maintenance) and to show a strong decline in its marketing and administrative expenses. Thus, as a percentage of revenues, these costs decreased from 24% in H-1 2002 to 21% in H-1 2003.

Operating Income

On a historical basis, operating income registered a significant improvement, increasing from negative 200 million euros in H-1 2002, to negative 85 million euros one year later.

On a comparable basis, this growth was 47.9%. It should be noted that the provisions for depreciation and amortization remained stable as a result of the standardization of the amortization periods in the various Equant entities.

Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets declined significantly, decreasing 30.2% on a historical basis. On a comparable basis, this decrease was 14.1%.

Operating Income before Depreciation and Amortization—CAPEX

The decrease in investments and the improvement in operating income before depreciation and amortization enabled Equant to strengthen its level of operating income before depreciation and amortization less CAPEX, which is now positive. It increased from negative 95 million euros for H-1 2002 on a comparable basis (negative 117 on a historical basis), to 8 million euros for H-1 2003.

TP Group

TP Group has been fully consolidated since April 2002. The “TP Group” segment includes TP SA, the historic Polish operator, and its subsidiaries, notably PTK Centertel’s mobile activities.

The table below sets forth the main operating indicators of the “TP Group” segment at June 30, 2003.

	Six months ended June 30,
	2003	2002	2002	03/02	03/02
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
	(million euros)			(% change)
Revenues	2,123	2,061	1,191	3.0%	78.2%
Operating income before depreciation and amortization(1)	956	876	502	9.1%	90.6%
Operating income	455	412	239	10.5%	90.5%
Investments in tangible and intangible assets	349	322	234	8.2%	49.3%
Operating income before depreciation and amortization – CAPEX(2)	607	554	268	9.7%	126.6%

(1)	Operating income before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

The changes in the segment on a comparable basis reflect the full consolidation of TP Group as of April 1, 2002. In order to provide a more useful comparison between the two periods, the changes on a historical basis are provided, and the analyses set forth below are made solely on the basis of comparable basis data at June 30, 2002.

Revenues

On a historical basis, revenues grew by 78.2% between June 30, 2002 and June 30, 2003. TP Group’s revenues grew 3% on a comparable basis between H-1 2002 and H-1 2003, to reach 2,123 million euros.

In addition to the very rapid growth of wireless services, TP Group benefited from strong growth in the Internet market.

Operating Income Before Depreciation and Amortization

On a historical basis, operating income before depreciation and amortization virtually doubled between H-1 2002 and H-1 2003. Operating income before depreciation and amortization was 956 million euros for the period ended June 30, 2003, compared to 876 million euros at June 30, 2002, on a comparable basis, an increase of 9.1%.

Operating Income

In line with operating income before depreciation and amortization, operating income grew by 90.5%, from 239 million euros at June 30, 2002 on a historical basis, to 455 million euros at June 30, 2003.

On a comparable basis, TP Group’s operating income grew 10.5% between H-1 2002 and H-1 2003, from 412 million euros to 455 million euros. This growth resulted from the significant improvement in operating income before depreciation and amortization, partially offset by the limited increase in provisions for depreciation and amortization of tangible and intangible fixed assets.

Investments in Tangible and Intangible Assets

On a historical basis, expenditures for tangible and intangible assets increased 49.3% between H-1 2002 and H-1 2003. Investments in tangible and intangible assets grew 8.2% on a comparable basis between June 30, 2002, and June 30, 2003.

Operating Income before Depreciation and Amortization – CAPEX

On a historical basis, operating income before depreciation and amortization less CAPEX more than doubled between June 30, 2002 and June 30, 2003.

Operating income before depreciation and amortization less CAPEX grew 9.6% between H-1 2002 and H-1 2003 on a comparable basis. It increased from 554 million euros to 607 million euros, reflecting the improvement in operating income before depreciation and amortization, which was greater than investments in tangible and intangible assets.

Other International

The “Other International” segment includes other international subsidiaries, the main activities of which are fixed line telephony services outside France, as well as certain wireless activities of the France Telecom Group not contributed to Orange (Voxtel in Moldavia and FTM Lebanon).

The table below sets forth the main operating indicators of the “Other International” segment at June 30, 2003.

	Six months ended June 30,
	2003	2002	2002	03/02	03/02
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
	(million euros)			(% change)
Revenues	854	822	1,392	3.9%	(38.7)%
Operating income before depreciation and amortization(1)	292	196	444	48.6%	(34.2)%
Operating income	133	42	158	ns	(15.4)%
Investments in tangible and intangible assets	97	110	195	(12.0)%	(50.3)%
Operating income before depreciation and amortization—CAPEX(2)	195	86	248	126.5%	(21.6)%

(1)	Operating income before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

Revenues

On a historical basis, revenues from the “Other International” segment declined by 38.7%, to 854 million euros, due to significant changes in the scope of consolidation, including:

–	transfer to Orange of wireless operations in Egypt (Mobinil and ECMS) as of July 1, 2002,
–	the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002,
–	the sale of Casema on January 28, 2003.

On a comparable basis, revenues of the “Other International” segment grew 3.9% between H-1 2002 and H-1 2003. This growth was due mainly to the improvement in fixed line telephony services internationally, with a 14.5% growth in revenues of the Uni2 Group in Spain for the period ended June 30, 2003.

Operating Income Before Depreciation and Amortization

Operating income before Depreciation and Amortization of the “Other International” segment at June 30, 2003, fell substantially by 34.2% on a historical basis compared to June 30, 2002, from 444 million euros to 292 million euros. This decrease reflected changes in the scope of consolidation, as described above.

On a comparable basis, operating income before depreciation and amortization grew 48.6% between June 30, 2002, and June 30, 2003. This increase reflected the improved profitability of fixed-line telephony subsidiaries’ operations, such as Uni2 in Spain and CTE in El Salvador.

Operating Income

On a historical basis, operating income declined by 15.4%, from 158 million euros in H-1 2002, to 133 million euros one year later.

On a comparable basis, operating income more than tripled, increasing from 42 million euros for H-1 2002, to 133 million euros one year later, due to the strong improvement in operating income before depreciation and amortization combined with the relative stability of provisions for depreciation and amortization for tangible and intangible fixed assets.

Investments in Tangible and Intangible Assets

On a historical basis, the “Other International” segment showed a decrease of more than half in investments in tangible and intangible assets between June 30, 2002, and June 30, 2003. This decrease was due in part to changes in scope of consolidation discussed above, Mobinil and ECMS, FTM Lebanon, and Casema.

On a comparable basis, spending on tangible and intangible fixed assets was down 12.0%, from 110 million euros in H-1 2002 to 97 million euros one year later.

Operating Income before Depreciation and Amortization – CAPEX

On a historical basis, the decrease in operating income before depreciation and amortization was only partly offset by the drop in investment spending, which resulted in a decrease of operating income before depreciation and amortization less CAPEX of 21.6%.

However, on a comparable basis, growth in operating income before depreciation and amortization combined with a slight decrease in investment spending led to an increase in operating income before depreciation and amortization less CAPEX from 86 million euros at June 30, 2002, to 195 million euros at June 30, 2003.

This press release contains “forward-looking statements” about France Telecom, in particular in the “Reminder: 2003 Outlook” section. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced Ambition FT 2005 plan, including the “15+15+15” plan and the TOP and TOP Line program, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the COB on March 21, 2003 and its filing on Form 20-F with the U.S. Securities and Exchange Commission on the same date. The forward-looking statements in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof, to the reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 2, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information